Exhibit 2.3

December 31, 2003

Hall, Kinion & Associates, Inc.

75 Rowland Way, Suite 200

Novato, California 94945

Attention: Brenda C. Rhodes

Dear Ms. Rhodes:

This letter confirms certain agreements reached relating to Agreement and Plan of Merger (the “Agreement”), dated as of December 2, 2003, as amended, by and among Kforce Inc. (“Kforce”), Hall Kinion & Associates, Inc. (“Hall Kinion”) and Novato Acquisition Corporation. The parties hereby agree as follows:

1. Kforce agrees that it will pay or cause Hall Kinion to pay completion bonuses to certain employees of Hall Kinion within 30 days following termination of employment in an amount of not less than $175,000. The persons eligible to receive bonuses shall be employees of Hall Kinion other than Brenda Rhodes, Marty Kropelnicki, Rita Hazell, David Healey and Jeffrey Evans. Kforce shall consult with Marty Kropelnicki related to the persons to receive bonuses and the amounts thereof, but Kforce shall, in its sole discretion, determine the individuals and the amount of such bonuses, provided that aggregate bonuses of not less than $175,000 shall be paid.

2. Kforce consents to the termination of the Hall Kinion Deferred Compensation Plan by Hall Kinion on or before December 31, 2003 and payment of the amounts due thereunder to the participants in the plan. Hall Kinion shall effectuate such termination on or before December 31, 2003.

3. Kforce consents to the payment of a bonus to Rita Hazell by Hall Kinion in the amount of $25,000, provided that Ms. Hazell has signed the letter attached hereto as Exhibit A, in which she agrees that the bonus paid by Hall Kinion shall not increase the amount of her severance payment of $880,000.

4. Hall Kinion and Brenda Rhodes shall enter into the letter agreement attached hereto as Exhibit B.

5. Hall Kinion reaffirms its previous commitment to grant unrestricted access to Kforce to Hall Kinion’s personnel and facilities. In connection with this commitment, Hall Kinion will hold management meetings in Tampa on January 22-23, will invite Kforce executives to participate in such meetings and will devote at least one full day to integration issues identified by Kforce.

6. Each of the parties hereto represent that this letter agreement has been duly authorized by all necessary corporate or other action.

Except as set forth above, the Agreement will remain in full force and effect.

Very truly yours,

KFORCE INC.

By:	/s/ William L. Sanders
William L. Sanders
Chief Operating Officer

NOVATO ACQUISITION CORPORATION

By:	/s/ William L. Sanders
William L. Sanders
Vice President

ACCEPTED AND AGREED TO:

HALL, KINION & ASSOCIATES, INC.

By:	/s/ Brenda C. Rhodes
Brenda C. Rhodes
Chairman and Chief Executive Officer

2

EXHIBIT A

December 31, 2003

Kforce, Inc.

1001 East Palm Drive

Tampa, FL 33605

Attention: William Sanders

Re: Termination of Offer Letter

Dear Bill:

The purpose of this letter is to confirm certain matters set forth in my Offer Letter, dated July 31, 2003 (the “Offer Letter”), and document our arrangements following the merger of Kforce and Hall Kinion (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of December 2, 2003 (the “Merger Agreement”). At the closing of the Merger, I will resign as an officer and employee of Hall Kinion and its subsidiaries, pursuant to your request. Under the Offer Letter, I am entitled to certain benefits, as described below, at the closing of the Merger and upon termination of employment.

We agree that following the closing of the Merger, I will receive the following benefits under the Offer Letter: (i) salary and accrued vacation and sick leave through the date of termination; (ii) within five business days of termination of my employment, a lump sum payment in the amount of $880,000; (iii) the outstanding principal and interest on my loan, currently in the outstanding principal amount of $78,158 will be forgiven and any security interest will be released; and (iv) title to my Mercedes CL 500 V automobile, without any further payments by me. My options accelerate on the closing of the Merger, and the in-the-money options will be converted into Kforce stock in accordance with the Merger Agreement, and all out-of-the-money options will be automatically cancelled. Further, I will be entitled to an all inclusive payment of $75,000 for, among other items, unused vacation, sick leave and outplacement services. At the closing of the Merger, I will execute a mutual release in the form attached to this letter as Annex A, and my Offer Letter shall terminate and be of no further force and effect and all other arrangements with Hall Kinion (other than those contained in this letter and my vested benefits under Hall Kinion’s 401(k) Plan and the Deferred Compensation Plan) will also terminate. I agree that the $25,000 bonus that I have been granted by Hall Kinion will not increase the severance payment provided under the Offer Letter.

Following the closing, I will be entitled to a gross-up payment in the event that my compensation in connection with the Merger exceeds the IRC Section 280G limits, which will be calculated by Deloitte & Touche in accordance with Section 7 of the Offer Letter. I also agree to cooperate with Kforce and Hall Kinion to minimize the negative tax effect of IRC Section 280G, including, without limitation, if necessary, by accelerating income into 2003, provided that such acceleration does not result in phantom income. I will also be entitled to continuing coverage or reimbursement of insurance premiums, grossed up for income tax purposes, under benefit plans applicable to employees of Kforce or Hall Kinion for a period of 36 months following termination as provided in Section 2(e) of my Offer Letter, so long as I do not have reasonably comparable coverage from a new employer. Kforce shall have the right to change insurance carriers and benefit plans as may be appropriate in light of future market conditions and shall have the right to purchase individual policies covering me if necessary.

Please sign a copy of this letter to confirm these agreements.

Very truly yours,

/s/ Rita Hazell
Rita Hazell

Acknowledged and agreed:

Kforce Inc.

By:	/s/ William L. Sanders
William L. Sanders
Chief Operating Officer

Annex A

MUTUAL GENERAL RELEASE

THIS MUTUAL GENERAL RELEASE (the “Release”) is effective as of                 , 2004 by and between Hall, Kinion & Associates, Inc., a Delaware corporation (“HAKI”), Kforce Inc., a Florida corporation (“Kforce”), and Rita S. Hazell (the “Executive”). HAKI, Kforce and the Executive are collectively referred to in this Release as the “Parties.”

BACKGROUND

HAKI and Kforce are parties to an Agreement and Plan of Merger, dated as of December 2, 2003, pursuant to which a wholly-owned subsidiary of Kforce will be merged with and into HAKI with HAKI surviving the merger and becoming a wholly-owned subsidiary of Kforce (the “Merger”). Simultaneously with the closing of the Merger, the Executive’s Offer Letter, dated July 31, 2003 (the “Offer Letter”), has been terminated pursuant to a Letter Agreement dated as of December 10, 2003 (the “Letter Agreement”). The Parties are executing this Release pursuant to the terms of the Letter Agreement.

Accordingly, in consideration of the mutual agreements set forth below, the Parties hereby agree as follows:

TERMS

1. Mutual Release.

(a) HAKI and Kforce unconditionally and irrevocably release and forever discharge the Executive from any claims, demands, suits, debts, contracts, agreements, promises, damages, and causes of action and judgments of any kind or nature whatsoever, known or unknown, complete or incomplete, absolute or contingent, and whether arising out of the Offer Letter, common law, equity, statute, or otherwise, arising under, relating to and in connection with the employer/employee relationship of HAKI and the Executive prior to the date of this Release (“Released Claims”).

(b) The Executive unconditionally and irrevocably releases and forever discharges HAKI and Kforce from any Released Claims. The laws under which the Released Claims may arise include, but are not limited to, Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Older Workers’ Benefit Protection Act, the Americans with Disabilities Act, the Worker Adjustment and Retraining Notification Act, the California Fair Employment and Housing Act, the California Labor Code, the California Business and Professions Code, California wage Orders and/or the laws prohibiting discrimination, harassment and/or retaliation in any state in which you are employed, and any and all federal, state and local employment laws, as well as any and all common law tort or contract theories. However, the Released Claims do not include claims which by law may not be released.

(c) Notwithstanding the foregoing provisions to the contrary:

(i) The Executive does not release HAKI and Kforce from any obligations contained in this Release or for any payments owed under the Letter Agreement; and

(ii) HAKI and Kforce do not release the Executive from any obligations under this Release or the Letter Agreement or for any Released Claims involving fraud or criminal acts against HAKI and Kforce.

2. Unknown Claims. Each of the Parties acknowledges that there is a risk that subsequent to the execution of this Release, the Parties will discover, incur or suffer Released Claims which were unknown or unanticipated at the effective time of this Release, including, without limitation, unknown or unanticipated Released Claims, which if known by it on the date this Release is being executed may have materially affected the Parties’ decision to execute this Release. The Parties acknowledge and agree that by reason of the release contained in Section 1 of this Release, each of the Parties is assuming the risk of such unknown and unanticipated Released Claims and agrees that its respective release contained in this Release applies to such unknown and unanticipated Released Claims. The Parties therefore waive the effect of California Civil Code section 1542 and any other analogous provision of applicable law of any jurisdiction. Section 1542 states:

“A GENERAL RELEASE DOES NOT EXTEND TO RELEASED CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN TO HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.”

3. Ownership of Claims. Each of the Parties represents and warrants to the other that it has not previously assigned or transferred, or purported to assign or transfer, to any person or entity any Released Claim, or portion of or interest in any Released Claim, and agrees to indemnify, defend, and hold the other harmless from and against any and all Released Claims, based on or arising out of any such assignment or transfer, or purported assignment or transfer, of any Released Claims, or any portion of or interest in any Released Claim.

4. Notice. HAKI is required by law to give the Executive up to 21 days in which to consider this Release. The Executive has up to and including              to sign and return this Release as set forth below. The Executive is advised to consult an attorney regarding signing this Release. The Executive acknowledges that by signing this Release prior to the expiration of the 21 day waiting period, the Executive waives the remaining waiting period. The Executive will have an additional seven days after signing this Release to revoke an acceptance by submitting a written statement of revocation to             [name address]             . (“Revocation Period”) If the Executive does not timely revoke acceptance, then this Release will become final and effective upon the expiration of the Revocation Period. If the Executive submits a signed revocation of acceptance by mail, the mailing envelope must be postmarked no later than the submission deadline.

5. Miscellaneous.

(a) Entire Agreement. This Release and the Letter Agreement constitute all of the agreements between the Parties and supersede any prior understandings, agreements, or representations by or between the parties, written or oral, to the extent they related in any way to the subject matter of this Release or the Letter Agreement.

(b) Succession and Assignment. This Release shall be binding upon and inure to the benefit of the Parties named in this Release and their respective successors and permitted assigns.

(c) Counterparts. This Release may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

(d) Governing Law. This Release shall be governed by and construed in accordance with the domestic laws of Delaware without giving effect to any choice or conflict of law provision or rule (whether of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than Delaware.

(e) Severability. Any term or provision of this Release that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have executed this Release effective as of the date first above written.

HALL, KINION & ASSOCIATES, Inc., a Delaware corporation

By:

Name:

Title:

KFORCE INC., a Florida corporation

By:

Name:

Title:

EXECUTIVE:

By:
Rita S. Hazell

EXHIBIT B

December 31, 2003

Kforce Inc.

1001 East Palm Drive

Tampa FL 33605

Attention: William Sanders

Re: Supplement to Letter Agreement

Dear Bill:

This letter supplements our letter agreement of December 10, 2003 (the “Letter Agreement”) and Section 12.8 of my Employment Agreement with respect to certain procedures in the event of any challenge by the Internal Revenue Service (“IRS”) of the applicability of Section 280G of the Code or any excise taxes or gross-up amounts payable as a result thereof.

Although my tax advisers believe that I will not be required to pay any excise taxes pursuant to Section 4999 of the Code with respect to my receipt of compensation in connection with the Merger, it is possible, in the event of a challenge by the IRS, that excise tax and related gross-up payments will be required to be made (“Underpayment”), consistent with the calculations required to be made under Section 12.8 of my Employment Agreement. In the event that Kforce exhausts its remedies pursuant hereto and thereafter I am entitled to receive an Underpayment from Kforce, Deloitte & Touche shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by Kforce to me.

I will notify Kforce in writing of any claim by the IRS that, if successful, could require the payment to me by Kforce of an Underpayment. Such notification shall be given as soon as practicable but no later than ten (10) business days after I have been informed in writing of such claim and shall be accompanied by copies of all correspondence (including attachments and enclosures) received by me from the IRS with respect to such claim. If, prior to the expiration of the 20-day period following the date that it receives notice from me of the claim by the IRS, Kforce notifies me in writing that it desires to contest such claim, I will:

(i) give Kforce any information reasonably requested by Kforce relating to such claim,

(ii) take such action in connection with contesting such claim as Kforce shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney engaged by Kforce,

(iii) cooperate with Kforce in good faith in order effectively to contest such claim, and

(iv) permit Kforce to participate in any proceedings relating to such claim;

provided, however, that Kforce shall bear and pay directly all of my out-of-pocket costs and expenses (including interest and penalties) incurred in connection with such contest (but not with respect to any other claim by the IRS) and shall indemnify and hold me harmless, on an after-tax basis, for any excise tax (including interest and penalties with respect thereto) or for any income tax (including interest and penalties with respect thereto) required to be paid by me as a result of either the payment by Kforce of the aforementioned costs and expenses or from the payment to me by Kforce of the amount required to pay the excise tax under Section 4999 of the Code and any gross-up payments. In no event, however, shall Kforce be required to make any payments to me in reimbursement of income taxes payable by me with respect to my receipt of compensation in connection with the Merger. I acknowledge that I am solely responsible for the payment of such income taxes. Without limitation of the foregoing provisions, Kforce shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct me to pay the tax claimed and sue for a refund or contest the

B-1

claim in any permissible manner, and I agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Kforce shall determine; provided, however, that if Kforce directs me to pay such claim and sue for a refund, Kforce shall advance the amount of such payment to me, on an interest-free basis and shall indemnify and hold me harmless, on an after-tax basis, from any excise tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance. Furthermore, Kforce’s control of the contest shall be limited to issues with respect to which an Underpayment would be payable hereunder, and I shall be entitled to settle or contest, as the case may be, at my sole expense, any other issue raised by the IRS or any other taxing authority. I shall not be entitled, however, to settle or contest any issues with respect to which an Underpayment would be payable hereunder, without the express written consent of Kforce in its absolute discretion.

If, after the receipt by me of an amount advanced by Kforce pursuant hereto, I become entitled to receive any refund with respect to such claim, I will (subject to Kforce’s complying with the requirements hereof) promptly pay to Kforce the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by me of an amount advanced by Kforce pursuant hereto, a determination is made that I am not entitled to any refund with respect to such claim, and Kforce does not notify me in writing of its intent to contest such denial of refund prior to the expiration of the applicable deadline for contesting the denial of refund, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of gross-up payment required to be paid.

This also confirms that so long as I am currently in compliance with the non-competition and non-solicitation covenants set forth in paragraph three of the Letter Agreement (including compliance during periods after the initial three year non-compete term), I will be entitled to the benefits set forth in the first full paragraph of the second page of the Letter Agreement.

Additionally, this also confirms that all amounts received by me upon the termination of Hall Kinion’s Deferred Compensation Plan, although required to be included by me in my taxable income for 2003, will not be taken into account in the determination of the Severance Payments required to be paid to me pursuant to Sections 10.2(b) and 10.4(b) of my Employment Agreement.

B-2

Please sign a copy of this letter to confirm our agreement.

Very truly yours,

/s/ Brenda C. Rhodes
Brenda C. Rhodes

Acknowledged and agreed:

Kforce Inc.

By:	/s/ William L. Sanders
William L. Sanders
Chief Operating Officer

B-3